Mail Stop 4561

July 17, 2006

Mr. Stuart I. Greenwald
Treasurer and Secretary
First Hartford Corporation
149 Colonial Road
Manchester, CT 06042

      Re: First Hartford Corporation
                Item 4.02 Form 8-K
                Filed July 5, 2006
                File No. 0-08862

Dear Mr. Greenwald:

      We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

                Sincerely,

                Steven Jacobs
                Accounting Branch Chief